Exhibit 99.1

Constellium to invest up to €200 million to add significant Body-in-White production capacity in Europe to meet anticipated automotive market growth

Amsterdam, 15 January, 2014 - Constellium N.V. (NYSE and NYSE Euronext: CSTM) announced today that the company plans to invest up to €200 million over the next three years to further grow its European Body-in-White (BiW) business.

Constellium offers to the automotive industry a portfolio of aluminium flat rolled products, targeted to meet our customers’ stringent requirements in terms of surface quality, strength, crash and formability for BiW applications like hoods, doors, roofs and structural parts of cars.

The past few years have seen a notable increase in the use of aluminium flat rolled products in premium car models in Europe. Constellium believes that this growth will continue in light of stringent European legislation on CO2 emissions and resource efficiency.

“Constellium is strongly committed to developing its industrial platform and serving the automotive industry globally with innovative and value-added aluminium products. We will therefore continue to focus our energy and resources to develop our global BiW capacity,” stated Pierre Vareille, Chief Executive Officer of Constellium.

“Constellium expects to benefit from strong market growth as the integration of aluminium components continues to expand not only in premium vehicles but in the high-volume car segment,” commented Laurent Musy, President of Constellium’s Packaging and Automotive Rolled Products business unit.

Constellium’s investment is expected to run through the end of 2016. In Phase 1, Constellium plans to increase production capacity at Neuf-Brisach (France) and to start BiW production at Singen (Germany) by revamping its continuous annealing line. By 2016, Constellium expects to add up to 40,000 metric tons to its current capacity with the first BiW coils produced in Singen as early as mid-2014. In Phase 2, Constellium plans to add a new continuous annealing and conversion line in Europe with a targeted capacity of 100,000 metric tons, with the aim to start commissioning in the second half of 2016.

About Constellium

Constellium (NYSE and NYSE Euronext: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €3.6 billion of revenue in 2012.

www.constellium.com

Forward-looking Statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to those set forth under the heading “Risk Factors” in our most recent Form F-1 Registration Statement and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described, including the planned investment to Constellium’s Body-in-White production capacity in Europe, and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.